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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2016

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

First E190-E2 Jet Completes Maiden Flight Ahead of Schedule

São José dos Campos, Brazil, May 23, 2016 – The E-Jets E2 program reached another important milestone today with the completion of the maiden flight of the E190-E2. The flight was originally scheduled to take place during the second half of this year.

The aircraft took off at 1:06 p.m., local time from Embraer’s facility in São José dos Campos and flew for three hours and 20 minutes. The flight occurred just three months after the E190-E2 made its public début at a rollout ceremony at the factory in late February. The inaugural flight marks the beginning of the certification campaign for the E190-E2, the first of three new second-generation E-Jet models. The E190-E2 is scheduled to enter commercial service in 2018.

“A first flight is always an emotional occasion, no matter how many you witness over the years. In this particular case, we are not only keeping our promises to the market, we are going beyond by being a few months ahead of schedule. I want to thank each and every Embraer employee who is participating in this project,” said Frederico Fleury Curado, Embraer President & CEO.

“What a first flight! Today, all of us at Embraer should be proud and thrilled of this remarkable achievement. Watching the first E190-E2 take to the skies means we are paving the way for a bright future in commercial aviation. I’m certain that the market will show even greater interest not only for E190-E2, but also for the other E2s as well,” said Paulo Cesar Silva, President & CEO, Embraer Commercial Aviation.

Embraer Captain Mozart Louzada commanded the aircraft along with First Officer Gerson de Oliveira Mendes, and Flight Test Engineers Alexandre Figueiredo and Carlos Silveira. Today’s flight evaluated aircraft handling and performance characteristics with the crew analyzing a significant number of flight parameters, including speed, altitude and landing gear retraction. This was made possible by the high level of maturity that the E2 reached during program development through the extensive use of digital modeling simulations and ground and static tests that employed rigs and an iron bird.

“There are always a lot of expectations with a first flight and todays’ was no exception. The flight was very smooth. We were able to significantly open the flight envelope by flying at mach 0.82, climbing to 41,000 feet and retracting the landing gear and flaps, and engaging the fly-by-wire in normal mode. All of these demonstrate that the E190-E2 project is very mature and robust, and exceed all performance targets” said Captain Louzada.

The aircraft that flew today is the first of four prototypes that will be used in the E190-E2 certification program. Two additional aircraft will be assigned for the E195-E2 certification process that will lead to entry into service in 2019. Three more aircraft will be used to certify the E175-E2 which is scheduled to enter service in 2020.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos	Alyssa Ten Eyck		Mirage Zhong	Nilma Missir-Boissac
press@embraer.com.br	aeyck@embraer.com	pressEMEA@embraer.fr	mirage.zhong@bjs.embraer.com	nilma.boissac@sin.embraer.com
Cell: +55 11 94254 4017	Cell: +1 954 383 0460	Cell: +55 11 94254 4017	Cell: +86 185 1378 5180	Cell: +65 9012 8428
Tel.: +55 11 3040 1799	Tel.: +1 954 359 3847	Tel.: +55 11 3040 1799	Tel.: +86 10 6598 9988	Tel.: +65 6305 9955

The E190-E2 has the same number of seats as the current-generation E190 and can be configured with 97 seats in dual class or 106 seats in a single-class layout. It has 400 nautical miles more range than the current-generation E190 and gives operators the ability to fly the aircraft up to 2,800 nautical miles.

Since the E-Jets E2s were launched in June 2013, the program has logged 640 commitments from airlines and leasing companies: 267 are firm orders and 373 are options and purchase rights. The E-Jets family of aircraft is the leader in the up-to-130-seat aircraft category with more than 50% worldwide market share. Embraer E-Jets are currently in service with some 70 customers from 50 countries.

E-Jets E2s represent the best of new technology in a proven platform. The application of advanced technologies for engines, wings, and avionics sets the E2s apart by providing airlines with the most efficient airplanes in the category yet maintaining commonality with current-generation E-Jets. Enhancements include new aerodynamically-advanced high-aspect ratio distinctively-shaped wings, improved systems and avionics, 4th generation full fly-by-wire flight controls, and Pratt & Whitney’s PurePowerTM Geared Turbofan high bypass ratio engines (PW1700G on the E175-E2, PW1900G on the E190-E2 and E195-E2). These combine to generate double-digit reductions in fuel consumption, emissions, noise, and maintenance costs, as well greater productivity though less scheduled maintenance downtime. E-Jets E2s will achieve similar costs per seat as larger re-engined narrow-body aircraft but with significantly lower costs per trip. Those savings will create new opportunities for lower-risk development of new markets and fleet right-sizing.

Follow us on Twitter: @Embraer

About Embraer

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems and has a global customer support and services network.

Embraer has delivered more than 8,000 aircraft since it was founded in 1969. Approximately every 10 seconds, an Embraer aircraft takes off somewhere in the world. The global Embraer fleet transports over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 130 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos	Alyssa Ten Eyck		Mirage Zhong	Nilma Missir-Boissac
press@embraer.com.br	aeyck@embraer.com	pressEMEA@embraer.fr	mirage.zhong@bjs.embraer.com	nilma.boissac@sin.embraer.com
Cell: +55 11 94254 4017	Cell: +1 954 383 0460	Cell: +55 11 94254 4017	Cell: +86 185 1378 5180	Cell: +65 9012 8428
Tel.: +55 11 3040 1799	Tel.: +1 954 359 3847	Tel.: +55 11 3040 1799	Tel.: +86 10 6598 9988	Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2016

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer